Filed by The PNC Financial Services Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Riggs National Corporation

Commission File No. 000-09756

On December 7, 2004, James E. Rohr, Chairman and Chief Executive Officer of The PNC Financial Services Group, Inc. (“PNC”), gave a presentation to investors at the Goldman Sachs Investor Conference in New York, New York. This presentation was accompanied by a series of electronic slides that included information pertaining to the financial results of the Corporation and the proposed acquisition by PNC of Riggs National Corporation. The following is the transcript from that investor presentation.

The slides referred to in the following transcript, as well as related material, were previously furnished on December 7, 2004 by PNC on a Current Report on Form 8-K and were previously filed on the same date by PNC pursuant to Rule 425 under the Securities Act of 1933.

Beginning of Transcript

Jim Rohr:	Thank you very much, Lori, and thank you everyone for getting up first thing in the morning, a cool and rainy morning in New York. It’s good to have the opportunity to talk to all of you, especially this time of year. I think it’s a particularly good time of year for a conference, to take a second to look back over the last year, but really to then give you an idea of what we’re looking for in 2005. And with me today is Bill Demchak, our Vice Chairman and Chief Financial Officer, and also Bill Callihan, our Director of Investor Relations.

Before I get started, let me remind you that today’s presentation will contain forward-looking statements and non-GAAP financial measures. We provided further information in the appendix and on our website at pnc.com as well. Thank you.

Today we are going to talk about some things that we’re particularly good at. We had a one-on-one, one of you asked me, “What things are you really good at?” And I think we’re going to talk about that today, and we’ll talk about the opportunities and challenges for 2005. Before we get started, let me just mention 2004 – we’re not finished yet – but we are getting close. And I really feel good about what we’ve been able to accomplish this year. Our deposit growth continued this year – we are very pleased about that – but something changed on the loan side where loans, which have been falling for 3 years for the entire industry, turned around and we’ve seen some loan growth this year. We’ve had improved capital return in spite of the fact that we’ve built capital.

We had gains in each of our customer franchises – our asset quality is outstanding. We’ve maintained balance sheet flexibility with an excellent risk profile toward higher interest rate risks. We integrated United Trust and we announced the acquisition of the largest market share player in Washington, D.C. So we’re very pleased with what we’ve been able to accomplish this year and unless there is something I don’t know about, I think the year will finish with those things in hand.

But looking forward to next year I think that one of the things we have to do is we have to build on the strengths – I’ll talk about those – and seize some opportunities, things that have been challenges – I think we have to address in 2005. The number of strengths are that we’re an excellent generator of low-cost deposits – perhaps best in class – to answer one of those questions. We now have the ability and are showing the ability to generate risk-appropriate loans. We’ve got a diverse set of fee-based businesses – some are regional, some are national, some are international. Actually two-thirds, as you know, of our revenues are fee based. We have a strong risk profile and we’ve got the leading technology platform in the banking industry as we were rated number one by Information Week. So we’ve got a number of strengths to build upon going into 2005.

And we’ve got some challenges, which we view as opportunities, too. Some are industry-wide, some are PNC-specific. Industry-wide – and I think Lori has probably written as well on this as anyone – is increased credit costs. As loan demand comes back, credit costs – provisions – will increase, or should increase, I would expect, for the industry. And we have a challenge at the low yield on our assets, lower than our peers and I’ll talk to you about that. We’ve got held-for-sale gains that we had this year, but we don’t have any loans held for sale in that portfolio that we’ve been liquidating, so we have to make up for that. And we’ve got a revenue-expense relationship issue. We need to be a low-cost provider in our industry and we have an opportunity to take costs out and we need to do that even while we continue to invest in our businesses.

So let me talk about these strengths for you a little bit. One of the things I said is we are an excellent – if not as good as anyone in the industry – in growing low-cost deposits. We’re very good at customer service. It’s a testament to the employee team we have on the retail side. We’ve got a robust customer database, a single database that allows our seamless service to affect our customer across the system. We’ve got a web-based branch system so that we can know about our customer across the entire company. Checking relationships, as a result, have grown consistently at 6 percent. The RCB demand deposits have grown at 8 percent. We don’t expect deposits to continue to outgrow relationships, but our growth outpaces our competition in demand deposits, and our growth outpaces the population growth in the region. So we do have a model that performs very well in generating checking accounts.

And why are we focused on checking accounts? They’re the key to broader customer relationships. There’s no question about it. They bring in considerable fees, up 8 percent compounded over the last 4 years, and they are the least expensive deposits that you can get. What does that mean? Well, when we look at the next chart, you can see that demand deposits, non-interest bearing deposits, are a larger percentage of our funding than our peers. Significantly higher as a matter of fact. And you can see the costs of total deposits – our costs are lower than our peers, that little gap there, that differential, is worth $150 million to you the shareholder, to us. And I think that’s truly an advantage for us.

Now the last few years, some people have been saying, “Well, you’ve been losing deposit share.” And we have been losing total deposit share, because for the last 3 years we’ve not been competitive in the interest-bearing deposit gain. And when you think about it, the loan demand for the industry has fallen for 3 years in a row – interest rates have fallen for 3 years in a row. What are you funding with your fixed rate deposits that the declining interest rates, in a declining interest rate environment – you’re funding fewer loans, and you don’t want sticky cost deposits as interest rates are falling. It’s not the formula for low-cost deposits unless you’re willing to take those deposits and invest them in longer-dated securities. Some people elected to do that. We did not, because of the risk profile we wanted and we said to you that we could get the customers back. We could get the time deposits back when we decided that we had things to invest in and when the rates appeared to be going north. About a year ago we started to do that and you can see that we’re getting our share of the certificate of deposit money back and I think to fund the loan growth that we’re seeing. So now that the loans are growing, the rates aren’t going any lower, we need the funding and we’ve been able to add these deposits as well. So the demand deposits continue to grow and the CDs are growing nicely too.

Now let me talk to you about a challenge that we have. One of the things – one of the issues that we have – is the yield on our earning assets is lower than our peers. And you can see it here. You can see the funding advantage we have, which shows net interest margin – our provision is lower because of the asset mix that we have. So our provision-adjusted margin is less than our peers. There are three things that caused this, I believe.

One is, we have a lower loan-to-deposit ratio than our peers. Ours is at 83 percent and it’s been growing, our peers will be closer to 100 percent so they have a higher loan-deposit ratio, which would give them a little higher risk profile as well. The other thing is that I think when you look at our credit quality it’s perhaps best in class. Our numbers really are the best in the house and in our portfolio we don’t have a lot of high-yield bonds or what have you, so the credit quality is the key piece. The third piece is the securities portfolio. Our securities portfolio is very short and I have a chart to show you how short it is and we do not have a concentration in mortgage loans, which is longer and longer dated assets. We have an opportunity quite frankly to change this in a rising interest rate environment. I think that we do have the opportunity and we are executing and growing our loans, moving our loan deposit ratio higher which we’ve been doing for four quarters now. I don’t want to change the risk profile on the credit side. I kind of like where we are. And we do have the opportunity to take longer-dated securities in a higher interest rate environment that we actually already have compared to the portfolio that we have. So I think it’s significant that we have the opportunity to change this without changing the risk profile so we’ll continue to manage the risk profile the way we have it than if we have the opportunity to move this north.

Then we turn to the loan demand side. I said we had the ability to deal with this or improve our situation with increasing loans. We’ve outpaced the industry average in loan growth this year. We fell as the industry did and we repositioned the portfolio but now it’s growing and it’s growing better than our peers. I like the way it’s growing. We have a national real estate business. We have the third largest asset-based lending business in the country – that’s a national business. We have the leading market share in the middle market and in our region we’re the largest syndicator of middle market loans in the Northeast. And quite frankly we do have a very good position. Now if you look at the loan growth that’s in the [10-]Q, you can see that different categories are up two or three hundred million dollars apiece. So it’s not like we have a big explosion in one business or another, it’s just the opportunity on a national basis to grow loans. And I think you’ll see that continue in the next year without deteriorating asset quality on the loan side.

The positioning for higher interest rates, the next chart, really shows you where we are versus our peers. Our short-term securities have the second lowest rated average life of a securities portfolio and some people invested in longer dated mortgages. So even when you take the mortgage-related assets, we are short there and I think it’s starting to pay off now. We did not play the cash-and-carry game that others did and it gives us a great deal of flexibility. We don’t have the revenue hole that other people might have next year as interest rates rise. And quite frankly we will have the reinvestment opportunity in a rising interest rate environment. And it is already showing up. When you take a core funded institution like we are in the time with rising interest rates, you saw in the third quarter net interest income begin to rise on a core basis and I think will continue, we believe you’ll continue to see that net interest income rise throughout 2005. So I think there’s a very good opportunity for us and we’re pleased about that.

Now we’re going to move to the fee side of the company. Two-thirds of our revenues are fees. It’s the second-highest percentage of fees in the entire industry and it’s highly diversified. It’s got banking fees in there, wealth management, capital markets, commercial loan servicing, treasury management, as well as our processing company, PFPC, and BlackRock.

Now let me start with BlackRock. It’s really a growth engine. We acquired BlackRock 10 years ago when BlackRock was managing $23 billion. At the end of the third quarter they were managing $323 billion, they announced the State Street Research acquisition – the State Street Research acquisition should add $52 billion when it closes in the first quarter. Extraordinary performance. The earnings continue to grow, the assets under management continue to grow and our gain frankly since we took the company public, the unrecognized gain that we have on our books is in access of $3 billion. So I think it’s been one of the great successes in the financial services industry.

The other thing is that they themselves – BlackRock – has diversified their revenue streams. Basically a fixed income house now has a very significant business called BlackRock Solutions that’s broken out in their [10-]Q. You can see the alternative business that’s been growing. The equity business has been growing and so they end with the State Street Research – their real estate platform is going to be double. So they themselves even within BlackRock have a diverse, a more diverse revenue stream than they had even three years ago.

PFPC, the trends here are improving as well. This business, parts of it, such as the transfer agency business are really a commodity business. It’s a big fistfight every day for customers, the low-cost provider wins. It’s a good business for us but we have to keep taking costs out. The other products, the fund accounting business, the sub-accounting business, the alternative investments, our offshore business, have higher margins, higher growth percentage. So the business has been challenged because of the markets but frankly PFPC has improved its margins when you look at the adjusted piece. When we did the ISG acquisition, some of you are familiar, that was a purchase accounting adjustment that gave us a credit, an expense credit that ran through the second quarter of last year – it expired in the second quarter of last year. When you take the expense credit out, which is probably a one-time item, you can see the adjusted yellow numbers the performance of PFPC by having the best sales year ever, last year was a better sales year than the year before. This year is better than last and by taking costs out the performance has improved significantly and should continue to improve next year should the markets continue to perform reasonably well.

PNC Advisors – this is a wonderful business [unintelligible] private banking business should make around $100 million this year. It’s a low capital investment, business returns should be over 30 percent this year. Our banking footprint houses an enormous amount of wealth. Many of these customers, these wealthy people, are already PNC branch customers and we need to do a better job of moving them into the Advisors business. We are doing a better job but we need to do a better job than that referral piece in order to accelerate the growth of this remarkably good business.

Another fee business that I would like to talk about is Treasury Management on the wholesale side, a technology-based business, it’s a $400 million business for us. Parts of the Treasury Management business many people think are commodity products and to some extent they are. But we’ve taken technology and something called A/R Advantage, for example, and have been able to enhance the back office of our customers and develop growth rates that are significantly higher with margins that are significantly higher than our peers. And you can see it here with some new products that have been built into the system through technology that’s allowed us to continue to win share in this business – and profitably as well.

So the net interest income number is good. I think the mix of fee businesses that we have going into next year are good. But there is another item that I would like to talk to you about and that is the revenue-expense relationship. This is a challenge and an opportunity for all of us I think and when we look at it, we’ve never really spent time discussing our overhead ratio with you because the mix of businesses that we had make us very difficult to compare to others. But let me tell you how we’re looking at it this year or going into next year.

We have a 68 percent overhead ratio – it’s really not comparable to others. So when we look at BlackRock, BlackRock has the second-best efficiency ratio of publicly held companies in the business. And look at PFPC – they’re increasing their margins when others are decreasing. So we like what they’re doing. Take that out and we’re saying, “What is the bank’s overhead ratio?” Well, it’s 63 percent. Well, our loan-deposit ratio is lower, and our securities portfolio is shorter, so you can reduce the ratio simply by increasing those two items, which are clearly within our purview. So we looked at ourselves and we said, “Okay, we’ll increase the duration of our portfolio to our peer group and we’ll grow our loans to 100 percent of deposits” and you can do that simply by buying mortgage loans, if you will, cosmetically.

At that point we’re still at 58 percent. 58 percent is in the middle of the pack. It’s not good enough, it’s simply not good enough. And we have to move that number significantly lower. And we’re doing that. We have an internal program going on right now, really don’t have a number to tell you, but it’s something that we have to address very significantly. We haven’t forgotten about it because in the last 3 years we’ve taken out $190 million of run-rate expense. But it’s clearly not enough. And I think when we’ve done it in the last couple of years by consolidating systems, yet while still investing in our technology, obviously, but we’ve really got to reduce our bureaucracy and some of our redundancy and I think even though 2005 – all of us will have benefit costs, all of us will have option expense – we individually and I think the industry as well have to take expense out because we are, at the end of the day, an old business. And so I think we do have good opportunities and we’ll talk to you about that specific number in the first quarter.

So just to summarize I think we’ve accomplished a great deal in 2004, I think 2004 was a good year, we’ll end up 2004 it appears in a comfortable position in having accomplished a number of things and having strengths to build upon and I think we’ve identified the challenges in the year ahead and I think we have opportunities there. I think we have an executable plan for growth, we’re positioned for rising interest rates. We expect for the loan growth, we’re going to manage that with discipline. We’re going to have improved cost management across the company. They have some challenges, the industry is going to have increased credit costs and we have to make up for some held for sale gains that won’t be repeated. But overall I like the way we are positioned for 2005 and will have more to tell you when we announce the earnings in a few weeks for the year and I’m pleased with the outlook for next year.

Before I finish, let me comment on Riggs. I am sure you all have questions on Riggs. We announced the transaction to buy the leading market share player in Washington, D.C., which is the fastest growing market in the United States with the highest per household income in the country. Since that time they announced a number of things that none of us were aware of when we did the transaction, when we announced the transaction. I think the 10-Q, since I’ve spoken to you last, the 10-Q was issued by Riggs, that does a good job, or from what I could tell is a good job about outlining a number of the issues that they’re facing, and frankly when you look at the contract that we have – and you can do that – they’ve got to make a number of reps and warranties at the closing and we have to see whether they are able to make those reps and warranties when that closing comes to pass. And that contract expires on April 30, and now they’re working diligently to take those risks away and I can tell you that we will not take undue risk, as the contract says, in closing the transaction. So we’ll all just have to wait and see whether they’re able to deal with those issues or not. I hope they’re able to in a reasonable fashion.

So with that – 2004 – I think was a good year. 2005, we’re optimistic about, and I’d be happy to answer any of your questions.

Question:	When you look into 2004 and you think about the headwinds that you are likely to face, maybe if you could address some of your larger concerns, whether it’s yield curve compression, pricing competition on deposits or loans, asset growth and then some of the strategies you’ll have to overcome those challenges because you mentioned cost cutting – how sizeable do you think any assets can be at the company?

Jim Rohr:	I think first of all the economy obviously is something that we’re all worried about every day and I think the economy is in pretty good shape. The customers we’ve talked to, we just finished about a month ago the presentation on a survey that we do across all of our small – thousands, a couple of thousands – small business customers regionally and nationally and that’s been a very good predictor of the economy. We started a year and a half ago, the numbers that we got were surprisingly optimistic in the September timeframe over a year ago. The economy turned out to be better than we thought, the March numbers were better than September, the economy was better than we thought and the numbers in September were better than March. So I think the economy is going to continue to do fairly well. And then supposedly the market should follow that and loan demand should follow that too. So fairly comfortable with the positioning of the loan growth and the economy. The markets, we always hope, the markets continue to follow that. The two items for us are really on the expense side, the provision expense, which would follow loan growth, which would be different than this year for the industry. And I think the expenses – I think all of us as an industry and us in particular need to focus on the expense side. We need to be extraordinarily efficient and it’s challenging. I mean all of us have compliance expenses and employee benefit expenses and option expenses that we may not have had a couple of years ago. I think what we have done at PNC frankly is we have invested very heavily in risk management and I think we’ve dealt with the issues that everyone once dealt with in risk management and now we have to become more streamlined in order to do that more efficiently.

And the other thing that we did, as many of you know, we went to a business-by-business strategy a number of years ago and we’ve been paring that back a bit. But the infrastructure that was built into having so many businesses I think is an opportunity for us as well to be able to take expense out across businesses where we have built up incremental overhead. So those are the issues that I think we need to deal with and I think they are great opportunities for us.

Question:	Jim, when you talk about the opportunity to grow your securities portfolio it seems the thought occurs to me that maybe that’s just another way of saying you are going to take interest rate risk a bit further on in the cycle as you talk about adding longer-dated securities, so how do you know you are buying those securities at the right time and not just doing the carry trade a little later on in the cycle compared to some of your peers?

Jim Rohr:	I’ll answer that partially and let Bill Demchak answer the rest of it, the hard part, the exact timing. One of the things we’ve done this year is that we’ve built a team in Treasury that we didn’t have before, starting with Bill and some others, and so I think we have a balance sheet management team that we didn’t have two years ago. The other thing that we’ve done is that we’ve taken our entire balance sheet and put it on BlackRock’s Aladdin System in order to identify the opportunities of risk management. We’ve worked very closely with BlackRock really in looking at how to manage interest rate risk better than others. And I think we’re looking to have a best-in-class capability of managing interest rate risk as opposed to simply taking interest rate risk. And in terms of the timing of adding the securities, Bill, do you want to address that issue, please?

Bill Demchak:	I won’t take an explicit shot at it, but what I would say is if you look at our disclosures, the actual duration of our equity at the end of the third quarter was minus three years, so in effect we are actually running risk with respect to the potential for falling rates. And we would have to invest just to get back to flat from where we are today. So the issue of, do we run the risk of putting the carry trade on, at some point we might put the carry trade on, there’s nothing wrong with it explicitly at the right point in the cycle, but we’re even where we are today that we need to invest just to get back to flat. To give you an idea of the amount of flexibility we have to potentially either extend our existing securities or just to add to the balances, or add to received fixed swaps, there’s a lot of flexibility there. The timing issue is one of you sit and look where we are, we’re probably at best midway through the Fed’s rate rise cycle, and we face the potential risk of dollar depreciation and some technical issues along into the curve, so we’re not in a hurry to sort of get in front of that. But rather, we’d like to be positioned to take advantage of a market that has the potential to be really disruptive in ’05.

Question:	You said your equity duration is minus three, but that is – that’s a weighted average over time. What about the time distribution of that, how is that realized over time? In other words, in the short term are you negative as well or has total negativity just aggregated over a longer period of time?

Bill Demchak:	Well, I mean the minus three years is a spot measurement, but it doesn’t change a lot, just because we don’t move the balance sheet around that much within the quarter. It is a spot measurement with respect to convexity, so if you moved rates up substantially we do have some mortgage risk that would shrink the minus three to – I’m making this number up – but a minus two. But no matter what we do to it, it’s a negative today, and we don’t have any current intention to close that off in a big hurry.

Jim Rohr:	The other issue as you know, Ron, with the 83% loan-to-deposit ratio and growing demand deposits that we have, the core funding really does mitigate any risk, or a lot of that risk. Yes?

Question:	You allude to the fact that we will hear more in the first quarter about expense initiatives. Are you talking about, sort of, a new big announced plan with restructuring charges, or are you just talking incrementally managing expenses down a little bit?

Jim Rohr:	I think we have a number of opportunities. We are looking at the way we purchase, which doesn’t have expense charges. We don’t have any plans for any big restructuring charge for next year. I’ve seen most of the budget so far and I don’t see any of those – none of those in there. But we have – I think we do have some opportunities to reduce headcount, and I think we do have opportunities to change how we purchase and how we do business, and some of the behaviors that we have. We’ve got an 18% turnover ratio, 18% of our staff turns over every year, so we have the opportunity to utilize that in reducing headcount. So I think there’s a number of things that we can do without having some big announcement and a restructuring charge in 2005. Yes?

Question:	This is a follow-up on Ron’s question. Can you talk a little bit about your assumptions for deposits going forward and how you calculate your duration of your equity? And can you also share with us some of the elasticities you expect in terms of repricings on the different types of deposits going forward?

Bill Demchak:	Sure. I mean some general observations, in the Aladdin System we actually model the entire liability side of our balance sheet and put in explicit assumptions on the repricing behavior of our deposits and the lives of our deposits. We had modeled a sensitivity, for example, some of the products are easy – in the money market product, it resets, you know, directly. In the fixed rate product, savings or CDs, we assume sort of a 75% reset. What we’ve actually found is that hasn’t been the case, so the assumptions with respect to what we were running the balance sheet on, at least in the short term, haven’t proved to be true. We’ve been able to lag repricing more than our assumed rate, and we still have been managing to grow deposits at a pretty healthy clip. So you know, we watch it, it’ll be interesting to see how it plays out as time goes on, but right now we model it on a conservative basis, and that’s what’s built into the minus three.

Question:	[unintelligible] money market deposits?

Bill Demchak:	We pay a market rate that is basically the average of the top five money funds, so it’s almost in effect a fee-based business for us because it’s a floating-rate liability with floating-rate assets against it, and we get a spread on it, and it’s service to the customers. We are very consistent in it, it’s a competitive market product, and we’ve grown share in that. It’s just a floating rate, you know, simple float and we don’t assume anything else about it.

Jim Rohr:	And consistent with the time deposit issue that [unintelligible], we didn’t have a marketing program a year ago that had one-year deposits, where the teaser rate fell off and we lost significant deposits. Some other banks did in the third quarter I noticed. We don’t have a chunk of that in the balance sheet. Yes?

Question:	Could you talk a bit more about what you are seeing on the competitive front, whether it’s getting worse, particularly with regard to loan pricing and deposit pricing?

Jim Rohr:	I think in the loan pricing we’ve seen a lot of competition. Actually we’ve seen it move down into the – we’re not a big player in the large corporate lending business, that really is – that’s a hard business to come up with a return on capital in that business. We do some of it where we have relationships, but if we can’t get the relationship pricing we can’t figure that out. As you know, we took over $50 billion of commitments – we took off of our balance sheet three years ago, so the large corporate business we’re really not in to any great extent. When you look at the middle market business, the spreads and some of the structures are now starting to get overly competitive, shall we say. And so we still play in that game, we’re a leading player in that game, we spend a little more time syndicating than we used to spend to get rid of the risk and move it off the balance sheet because the returns are pretty tough. When you go down into the lower end of the middle market where we really have a sweet spot, or to the small business area where we are – have a 21% market share, those spreads are still very, very good. Yes?

Question:	Jim, I want to talk a little bit about Riggs. I’ve got this unhealthy intrigue in the whole thought process behind why you are doing this. On the one hand, I look at Riggs and it’s one of the worst run banks in the entire country, and it’s got a lot of problems, and I’m not certain where the value is there. I assume at some price there is value to you. And then on the other hand, you’ve gone through some very difficult times and saying you are rebuilding kind of credibility with investors, and you’ve done a good job of doing that. If I had to pick a bank that should go after Riggs, it wouldn’t have been you guys at this point in time, maybe a year or two from now. So could you kind of talk me through the process of how did you come to the conclusion that Riggs was the right bank for you at the right time, it seems to be a lot to bite off while you are still rebuilding credibility?

Jim Rohr:	That’s a very good question. And first of all, you have to understand what Riggs is – the bank that we committed to buy. The bank that we said that we would buy would be the bank ex the risk and ex the embassy business. And that today is about a $3 billion bank. It’s 50 branches, that’s all it is. It’s not a complex institution, it’s a very small bank with 51 branches, it’s a leading market share player in the fastest growing market in the United States, with the highest per household income in the United States. That’s what it is. What it has is it’s got an anti-money-laundering problem, it didn’t file the SARs. The day that we would acquire the company we would put our systems in, and their entire systems would go away. The issues that they have, and frankly, the issues that they have were in 2000 and in 2001 – they didn’t file the SARs in 2000 and 2001, those are the issues. It’s not like there is some plague inside the company. So they’ve got to deal with those issues. If they don’t deal with those issues, if there’s incremental risk, and that’s why we put a “regulatory burden” clause in the contract, is that if there’s a burden that our shareholders would have to take on, then we don’t have to go through with the transaction. Yes?

Question:	Is there some legal structure that you are going to go through to truly insulate? I mean if you bought the assets of these 50 branches and not the corporate entity you could clearly protect yourself. But is there some process in place that you’ll go through to give us some comfort that you truly are insulated?

Jim Rohr:	I think it’s really difficult to say because you really can’t tell whether they will resolve these issues or not resolve these issues. In our contract it says you won’t have significant regulatory or legal burden. If they can’t make a representation that the legal burden that they have or the regulatory burden that they have is the same as it was when we entered into the transaction then we don’t have to go through with the transaction. I mean we just have to wait and see what [unintelligible]. There’s a lot of issues, the [10-]Q was – I think obviously disclosed their issues, and they’ve got to deal with them. And so we really can’t comment on whether they are dealing with them or not because they are their issues. And they won’t become ours.

Question:	I’m not asking you to say how they are dealing with them, I’m more looking at you, post-assuming this acquisition goes through, you said specifically the 50 branches is what you are buying. I can’t see how they could guarantee you in any fashion that there would be no regulatory or legal issues, particularly the legal side. So that’s why I was asking is there some mechanism in place where you could buy the assets and liabilities, or assume the liabilities of the company and not the corporate entity, and in fact leave those behind?

Jim Rohr:	Well, I think what you are saying then, and it’s the question is that if you would hypothecate that they can’t make the reps and warranties, then what happens? And that’s speculative, and we really wouldn’t be in a position to comment on that. I think the issue we have to deal with is with the contracts and the issues for the shareholders are the contracts in place, will they work or won’t they work? And it really is – we can’t comment – because they are responsible for making those reps and warranties at the date of closing. So it’s a date of closing issue, it’s not today’s issue. So we just have to watch and see whether they are able to deal with them or not. It’s a good question, I mean it is a good question. But at the end of the day, what it is is a 51 branch bank with $3 billion worth of deposits in D.C., and we didn’t agree to acquire more than that, i.e. risk-wise.

Question:	You make it sound easy, but in fact I wish you had chosen a little bit simpler transaction.

Jim Rohr:	I wish it were easier as well.

Question:	Maybe just to follow-up on your comments and your presentation on Riggs that they are working on getting those legal issues behind them, so to me that sounds like they are working on a settlement?

Jim Rohr:	I presume they are. I mean – I think if they didn’t think they could – I can’t say what they should disclose. And my guess is, I know if they weren’t going to settle them, then they would understand that they couldn’t meet the reps and warranties and maybe they’d tell you, I don’t know. But those questions are for Riggs, not for us. Yes?

Question:	What do you do if a system fails and [unintelligible]?

Jim Rohr:	The question is what are we doing with our systems? We have moved forward. We are, you know, we are preparing for a closing and for a conversion. And should the transaction go forward, we would be in a position to convert them prior to the April 30 drop-dead date in the contract.

Question:	One other different question. Could you elaborate more on what you’re seeing in the loan pipeline, what areas, what industries, what regions of the country, etc.?

Jim Rohr:	When you look at the – a number of things. The growth in loans is a pleasant surprise – not surprise – but the good thing about the growth in loans, it comes from a number of different places. In the third quarter Q for example, you’ll see that we had about a $400 million increase in middle market loans, we had about a $300 million increase, or $350 million increase, in the asset-based lending business. That business continues to grow. If you look at commodity prices it helps the asset-based lending business just by itself, because we are seeing [unintelligible] inventories go up, and as well as industrial activity. The real estate business is up about $250 million with the loans across the company. So it’s, you know, when you look at the loan growth that we’ve had, the home equity business is strong, and when you look at our loan growth it really is – there’s not one place to look, it’s across – it’s across the footprint and across the country as well. So we’re pleased about that. And the credit quality is good, too. Yes, sir?

Question:	[unintelligible] in your presentation how important the checking account is as a product for you, not only because of the low cost pricing, but also because it’s an anchor of the relationship to fee generation. Now what we are seeing, at least as people who live and consume in New York, is that free checking has become the norm, and there’s very, very aggressive competition for most of the players behind this product to offer a lot of services [unintelligible] charged now for free, no minimum balance requested. How much this concerns you that it will continue to spread and go to other markets, beyond the New York area, will it affect, at the core, one of your building stones of your whole strategy?

Jim Rohr:	That’s a very good question. I think it is a very competitive business. We’re pleased about how we play in it, we’ve been able to grow. Free checking is pretty much the status quo. I think you’ve got to price on a relationship basis. We do a significant analysis on customer identification by one, customer profitability by one. We’ve stratified the customer profiles significantly so that the pricing actually can be identified per customer pockets. I’ll give you an example of how we do that in a second, but one of the things that we do that helps that is that we are – we have 43% of our consumer-based customers doing business with us online. I believe that’s the second-highest percentage in the industry. Those customers are more profitable than the average customer – significantly more profitable – and they never leave, they basically never leave. So they are really, really good customers. And that’s been a focus for us electronically across the company, and it’s worked out very well. And it’s kind of a package product into itself. Once you get the customer online, you really get a lot of services for the individual customer.

Something we did a few years ago, just to tell you how we analyze the customer because we do it very well, is we broke the customer down into 10 deciles. We tried to identify how many times an individual customer decile touches us a month. And when you go through the first 8 deciles, we found that the number is somewhere between 23 and 28 times a month whether a customer touches us online, at a branch, an ATM machine. When you get into the 9th decile the number goes to 56 times a month, when you get to the 10th decile, at that time it was 83 times a month. I said how could this happen? How could somebody touch us 83 times a month? It turns out it was my father-in-law. It’s true. They asked him what do you do everyday? What are you doing today? He says I’m going to the bank. So you went to the bank yesterday. He says I’m going to the bank today. There’s a lot of people who do that. What we did is we called 17,000 households and we said, you know, you’re costing us a lot of money, that’s not how we said it. We said you know, we really need to deal with this issue. One, you touched us 83 times a month, if you had a lot of money with us, we’d say we love you, want some more products? Some other people didn’t have so much money with us, and we said would you like to bring money over from another bank and you could still touch us 83 times a month. Most customers did that. So you really have to go customer by customer and really understand the profitability of the customer, and then treat that customer differently. And our award-winning call center, these people just did a wonderful job. And those are the kinds of things that we do in order to grow demand deposits the way we’ve been able to grow demand deposits. And once that customer touches us online, when he touches us in the branch, when he touches us through the call center, everyone knows because there’s a single data warehouse that houses the information for them, and that’s available through a web-based system that we have in the branches.

It gets back to customer service and customer satisfaction, which has been rising for us. And those, quite frankly, are net accounts. And so when you look at how we’ve grown the checking accounts, I know I’m using up all my time, and maybe somebody else has a question, but when you look at how we’ve grown checking accounts so they are net checking accounts, and we have some data that shows that we are probably in the same boat with most everybody else in growing checking accounts through branches. Maybe a little better, we’d like to think a little better, but right in there. With the university banking we’re significantly better. When we do workplace banking, we are better. And we have a thing called Chairman’s Challenge – and it was just written up in CEO Magazine – that’s basically grown the bank for us. By having our employees bring in new checking accounts and new customers. And then so we grow the checking accounts better that way. And another place where we are better is with retention. And that’s because of the customer service we are talking about. And it takes all of those pieces. It’s not an easy business, as you know, it takes all of those pieces in order to grow those checking accounts. You’ve got to that have that – I mentioned in the very beginning – it’s about the employee team, you’ve got to have that team all working together in order to make that happen. Questions?

Question:	I’ll ask another one. Jim, when you think about the various businesses and the turnaround that’s taken place in retail over the past, I guess, three or four years, maybe you could just give us a sense of how the execution or improvements of strategy changes is unfolding in the different businesses? Commercial, you talked about the opportunity to cross-sell treasury management products more aggressively and other products as well, or PNC Advisors?

Jim Rohr:	Well, I guess – I think – you just wanted a personal opinion on how it’s going? I think the retail business is doing very well. I think the focus that we have on the customer that I just discussed is very good. I think the wholesale side, I think in the middle market and in the treasury management area I think is focused, and I think it’s doing very well. The real estate business now reports to Bill. And the productivity in the real estate business has improved. And I think it has more opportunities to continue to improve. Right, Bill?

[unintelligible]

Jim Rohr:	And the relationship with Advisors is the piece that we don’t have yet. I was talking to another bank where they said that 50% of their new customers came from referrals from the corporate bank. That’s not true for us today. It’s better than it was a year ago, I think you saw the pie chart. I think the referrals that we get from the retail bank is better than it was a year ago. We have some numbers that we’ve shown where we have a modest penetration, less than 10%, in our millionaire household customers. I can’t remember what the number is. It’s 348,000, I think, in round numbers. We have a lot of households that have over a million dollars worth of investible assets that do business with us, and less than 10% of them, around 9% or so, we manage money in Advisors for them. We just have an opportunity to do better there, and that’s a place that we’re really spending a lot of time focusing on. I think we can get that referral process better, and I think we can get our expenses down, those are the two places I think where execution is really not as good as it could be. And it will be next year.

Question:	What are the steps you are taking to improve them as well?

Jim Rohr:	Pardon me?

Question:	What are the steps you are taking to get there?

Jim Rohr:	Again, we’ve been at a number of meetings in terms of how to do that and actually we are creating a separate database and we are targeting people differently and incenting people differently in order to accomplish that. So it’s kind of a robust program in order to get that changed. But one of the things – actually, [unintelligible] is a relative term. You know, here you have a business that’s making $100 million and a 30% return, we have other businesses that don’t have returns that high, so it’s not good to throw a brick at that [unintelligible]. We just need to grow it better, that’s all. Yes, sir?

Question:	[unintelligible] what is the purpose of them borrowing money? Is it inventory building, is it cap ex expenditures? Is it real estate? Where do you see the demand, and how closely do you track that and what trends do you see there?

Jim Rohr:	That’s a very good question, you know. Capital expenditures grew for the first time in the second quarter, first time in I think four or five years. But we didn’t see really borrowings for capital expenditures in the third quarter, a few, a little bit. But I think corporations, we monitored, we said a year and a half ago that we had – we would expect loan demand to begin, but as a matter of fact if you go back to the small business economic plan that we had, survey that we did a year ago September, they were optimistic. We asked them if they were going to borrow money, they said no. But if you look at when borrowings come, there’s a number of things that happen. One is that the cash goes down, and we saw money market accounts start to fall in our corporate bank. We sweep most of that to BlackRock, by the way, tens of billions goes to BlackRock, but we saw some pressure on that. We also see growth in loan commitments, not outstandings, but loan commitments. We talked about that a year ago. And then the loan demand follows those two trends. The first thing it does is it usually follows the receivables because people don’t make commitments to build new plants and equipment until business is pretty good. And so we saw that happen, and I think you’ve seen that there were numbers in the second quarter that showed capital expenditures picking up. I believe the capital expenditure numbers in the third quarter were better than the second. But to answer your question, the – I think borrowings for capital improvements – I think are still ahead of us. Yes, sir?

Question:	Where are you in your share repurchase program? And could you talk about dividend policy for a second?

Jim Rohr:	The share repurchase policy? Bill?

Bill Demchak:	We’ve been very explicit in preparation for both the Riggs acquisition and the State Street closing that we were sort of warehousing capital because of pressure on our tangible capital ratio. And we’ve been doing that, so you know, we have de minimis activity and we’ll continue to have de minimis activity in the share repurchase program until we get into ’05 and sort of take a look and sort of see where we are. You ought to talk about dividends.

Jim Rohr:	The dividend piece – we have a guideline of 50%. We’re slightly over the guideline today, we’re the highest, one of the highest yielding dividends. I think the Board would look at that when the time would come, but, I think, frankly we are around where we want to be right now with dividends.

Bill Demchak:	I think with both it’s fair to say that we are positive on returning capital to shareholders through repurchase or through dividends and our constraint right now is our tangible capital ratio. But that will be a short-term constraint. What you see today isn’t indicative of sort of a mindset of what we have with what we do with our capital going forward.

Question:	[unintelligible] business line, can you tell me who are your primary competitors? Who is your toughest competition?

Jim Rohr:	It’s very difficult to say because in different businesses and different parts of the country you end up with different competitors. Larry Fink would tell you, it’s PIMCO or somebody else. If you’d ask PFPC, in one product it would be DST, in another product it would be State Street. If you look to the east, you’ve got Wachovia in that footprint, and now Bank of America coming in. Don’t know whether Bank of America will be good or bad, but it might be better for us, quite frankly. Never know, we’ll see what happens. And you know, in the west you have a different set of competitors, whether it’s Fifth Third or National City. So it all depends on what product you are talking about and what part of the footprint you’re talking about.

Question:	Why might BAC be better for you?

Jim Rohr:	I have to tell you, the hardest competitors, the toughest competitors, without a shadow of a doubt, is the small bank. I mean they have their own pricing discipline, I guess we can call it. If you’re competing with a $3 billion bank on a loan for a small middle market customer you never know what’s open on the loan, quite frankly. There’s some discipline with larger banks. So it depends on market by market. Yes?

Question:	You referred to the D.C. area as fast growing. If for some reason the Riggs transaction didn’t occur, would you still try to get into D.C. somehow?

Jim Rohr:	I think you have to really stop and think about whether – what you would do there. It’s not easy to be the fifth or sixth largest retail distribution system in any market. In a piece of a market maybe, but I think you’d have to rethink that. I think you’d have to rethink that. I think the Riggs transaction coming up when it did was a unique opportunity. It may turn out to be a unique situation in a number of ways, but I think it was a unique opportunity to enter a rapid growing market, and we’ll see if it happens. You really have to look at acquisitions one by one anyway, as you know.

Question:	If 2005 turns out to be a tougher year for the industry for both revenue and earnings growth, could you talk about your thoughts on what you would expect to see from the consolidation standpoint and how you think about that from your own perspective as well?

Jim Rohr:	Could you be more specific in the question?

Question:	I’m just saying, if 2005 turns out to be a hard bottom line or top line growth year, do you think that that’s going to spur a lot of consolidation within the industry?

Jim Rohr:	I think there will be continued consolidation in the industry. I think that’s something that will continue. I think each of us has to look and see whether we’re able to generate the kinds of returns for our shareholders that are appropriate. I think that’s really the responsibility of the CEO. I think you have to look at the platform that you have to be able to do it, and when we look at our company, if we didn’t have the technology to compete, if we didn’t have the market share to compete in the places that we are, then I think the opportunity simply wouldn’t be there. Now I think we do have the technology and I think we have the people and I think we have the platform to compete, the issue for us is execution. And I think that’s everyone’s – everybody’s issue. But if we were still in the credit card business we didn’t have the technology and scale to compete in the credit card business, so we sold the credit card business. I think the same is true in the mortgage business. I think that’s obviously a very consolidated business with a low return. So we sold those businesses. And when we look at our footprint, we are one or two on the retail side in virtually every market we are in. We are the number two commercial mortgage servicer, we are the – BlackRock has clearly distinguished itself. PFPC is number one in transfer agencies, number two in fund accounting. And we are rated number one as a technology platform across the company. And so we do have those capabilities and platforms. I think some people have to think about themselves – and do – if you don’t have it. Or if you are number five across your businesses, then – it’s not that simple. But it is an issue. And then after that once you have the platform, you’ve got to execute. You have to execute both on the revenue and the expense side. Other questions?

If there are no other questions, I really appreciate all of you getting up and being here for the first meeting in the morning. Thank you very much and have a wonderful day and a wonderful holiday.

End of Transcript